February 22, 2007

Via Facsimile (202) 772-9208 and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

MRU Holdings, Inc.
Registration Statements on Form S-3
(File No. 333-138558; -138559) Request for Acceleration

Ladies and Gentlemen:

MRU Holdings, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statements under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statements effective at 3:00 pm, Eastern Standard Time, on Thursday, February 22, 2007, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MRU Holdings, Inc.

By: /s/ Edwin J. McGuinn, Jr.
 Edwin J. McGuinn, Jr.
 Chief Executive Officer